SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: James.Cain@sutherland.com

June 13, 2013

Vincent J. Di Stefano, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4041

Re:	Exchange Traded Spreads Trust
Pre-Effective Amendment No. 2
File Nos. 811-22177; 333-174134

Dear Mr. DiStefano:

On April 9, 2013, Exchange Traded Spreads Trust (the “Trust”) filed pre-effective amendment no. 2 to the above referenced registration statement on Form N-1A.  On May 22, 2013, you provided comments to me during a telephone call.  On behalf of the Trust, set forth below are those comments and the Trust’s responses to the comments.

Comment 1:  Please understand that, even if a page reference is given for a specific fund, the majority of the comments apply to all of the funds.

Response:  The Trust understands this and will make all changes in all applicable locations in the registration statement.

Comment 2:  In the Investment Objective on page 1, please delete the following language: “so that the Fund will seek to increase in value when credit markets improve.”  This language may be included in the Fund’s Principal Investment Strategies.

Response:  The requested language has been deleted from the Investment Objective for each Fund and has been added to the applicable Fund’s principal investment strategies.

Comment 3:  Please disclose the name of the Fund’s benchmark index in the Fund’s investment objective.

Vincent J. Di Stefano, Esq.
June 13, 2013

Response:  Given that the Funds are not index funds, the Trust believes that it would be inappropriate and contrary to previously provided SEC guidance to include the name of the index in the Investment Objective.  Additionally, each Fund has clarified its investment objective.   The revised investment objective for each Fund is set forth below:

The investment objective of the IG Long Credit Fund is to correlate with the total return of investors taking a long position with respect to the investment grade credit market.

The investment objective of the IG Short Credit Fund is to correlate with the total return of investors taking a short position with respect to the investment grade credit market.

The investment objective of the HY Long Credit Fund is to correlate with the total return of investors taking a long position with respect to the high yield credit market.

The investment objective of the HY Short Credit Fund is to correlate with the total return of investors taking a short position with respect to the high yield credit market.

Comment 4:  The disclosure is unclear throughout the prospectus as to whether the Fund will attempt to track the index or beat the index.  Please clarify.

Response:  Each Fund will attempt to correlate with the total return of investors taking either a long or short position in a specific credit market.  The Trust has revised disclosure throughout the prospectus and SAI to ensure that this is clear.  For example, each Fund’s investment objective has been revised as set forth in the response to Comment 3.  Additionally, attached as Appendix A are the revised Principal Investment Strategies for the IG Long Credit Fund.  Similar revisions have been made to the Principal Investment Strategies for the other three funds.

Comment 5:  In the second sentence of the Fund’s Principal Investment Strategies, please delete the word “technically” in the phrase “The Fund is not technically an index fund.”

Response:  The entire sentence has been deleted from the prospectus.

Comment 6:  In the Fund’s Principal Investment Strategies, what is meant by the “investment grade credit market”?  (For example, is this a domestic market?)  Please clarify.  (For the “High Yield” Funds, the same question applies to the “high yield credit market.”)  Additionally, in the first sentence of the Fund’s Principal Investment Strategies, what is meant by “investment results”?

Response:  The Fund’s Principal Investment Strategies have been revised to clarify each of these terms.  Please see Appendix A.

Vincent J. Di Stefano, Esq.
June 13, 2013

Comment 7:  The second sentence of the Fund’s Principal Investment Strategies states that “the average maturity will track…”  If the Fund invests in derivatives and not debt securities, how can it have an average maturity?  Additionally, how is the five-year investment corporate credit market known?

Response:  The sentence in question has been deleted from the prospectus.  The CDX indices have varying maturities ranging from one to ten years.  The maturity reflects the term during which credit protection is provided under the CDS that comprise the relevant index.  The following disclosure has been added to the Principal Investment Strategies for the IG Long Credit Fund (similar disclosure has been added to the Principal Investment Strategies for each Fund):

“The Fund’s strategy involves buying and selling credit default swaps (“CDS”) to maintain exposure to the relevant credit market as represented by the most current CDX Index with a 5-year maturity.  (A “CDX Index” is an index comprised of multiple CDS with different Reference Entities (as defined below), all of which have an equal weighting in the index.)”

Comment 8:  In general, the Principal Investment Strategies seem insufficient because they do not give a potential investor sufficient information regarding how the Fund will operate and how the Fund will buy and sell securities.  Please expand this disclosure.

Response:  Additional disclosure regarding how the Fund will operate and how the Fund will buy and sell securities and enter into, offset and close out CDS contract positions has been added to the Principal Investment Strategies.  Please see Appendix A.

Comment 9:  The Fund’s Principal Investment Strategies state that the Fund will invest in money market instruments and treasuries.  How will the Fund decide how to buy and sell these?

Response:  Additional disclosure has been added to the prospectus regarding each Fund’s investment in money market instruments and treasuries.  Please see Appendix A.

Comment 10:  If the name of the Fund includes “Investment Grade” (or “High Yield”), the Fund must invest 80% of the market value of its assets in investment grade (or high yield) debt securities.  Please look to the FAQs issued by the SEC Staff in 2001 for guidance, with a focus on FAQ #7.  It is not permissible to tie this to the “notional value” as is stated on page 22.

Response:  The name of each Fund has been revised so that it no longer contains the words “investment grade” or “high yield.”  The old name of each Fund followed by its revised name is set forth below:

Investment Grade Tighten Fund is now the IG Long Credit Fund.

Vincent J. Di Stefano, Esq.
June 13, 2013

Investment Grade Widen Fund is now the IG Short Credit Fund.

High Yield Tighten Fund is now the HY Long Credit Fund.

High Yield Widen Fund is now the HY Short Credit Fund.

Comment 11:  If the Fund’s 80% policy is not fundamental, please include disclosure that the Fund will provide shareholders with 60 days’ notice prior to changing the policy.

Response:  Because the Funds’ names no longer contain the words “investment grade” or “high yield”, the Funds will not adopt an 80% policy.  Please see the response to Comment 10.

Comment 12:  In the Fund’s Principal Investment Strategy section, please expand the disclosure regarding what the Fund will hold and what it will sell.  The current disclosure does not provide investors with adequate information.

Response:  Additional disclosure regarding what the Fund will hold and what it will sell has been added to the Fund’s Principal Investment Strategies.  Please see Appendix A.

Comment 13:  Please disclose the purpose of the underlying index.  Why and when was it created?  What is the expected level of correlation of the Fund to the index?

Response:  Since the Funds are not index funds, they do not have an underlying index.  Additional disclosure regarding the benchmark index has been added to the Fund’s Principal Investment Strategies.  Please see Appendix A.

Comment 14:  Please explain how the Fund will track its benchmark index.

Response:  As noted in response to Comment 4, each Fund will attempt to correlate with the total return of investors taking either a long or short position in a specific credit market.  The specified market is tracked by an index.  Additional disclosure regarding how the Fund will use the benchmark index as a guide has been added to the Principal Investment Strategies.  Please see Appendix A.

Comment 15:  At the top of page 2, you say that “the most widely tracked investment grade index (“IGI”) is the Markit CDX North American Investment Grade Index.”  How do you know that it is the most widely tracked?  By whom is it tracked?  Of what does the index consist?  Please identify the components of the index.

Response:  The sentence in question has been deleted from the Prospectus.

Vincent J. Di Stefano, Esq.
June 13, 2013

Comment 16:  Please explain whether the Fund will buy or sell CDS and futures.  Will any of these transactions be OTC?  Please clarify this in the Principal Investment Strategies Section and in the Risk Section.  Please clarify whether the Fund will invest in CDS or CDX.

Response:  The requested information, along with the circumstances when cleared swaps, futures and OTC would be used by the Funds has been added to the prospectus.  Please see Appendix A.

Comment 17:  In your response letter, please identify the “Reference Entity.”

Response:  A “reference entity” for a CDS contract (including the CDS underlying the CDX indices) may be a corporation, government or other legal entity that issues debt. It is the entity on which credit protection is bought and sold.

Comment 18:  Please explain the types of futures contracts in which the Fund will invest.

Response:  Additional information about each Fund’s investments in futures contracts has been added to the Principal Investment Strategies.  Please see Appendix A.

Comment 19:  Please explain what types of treasury obligations the Fund will hold?  (e.g., include information about interest rates and maturity).

Response:  Additional information about each Fund’s investments in Treasuries has been added to the Principal Investment Strategies.  Please see Appendix A.

Comment 20:  Please explain in detail the Fund’s cover or asset segregation obligations when the Fund is doing all of the following:  buying, selling, holding long, shorting, trading OTC, using cleared swaps, etc.

Response:  Like other funds that have been granted exemptive relief, the Funds will meet the segregation requirements imposed on registered investment companies, including ETFs, in connection with their use of derivatives.  The Company believes that the use of swaps that are required to be cleared by the Funds under CFTC rules satisfies the SEC concerns regarding leverage that could arise in connection with the use of derivatives. 1  We note the SEC staff has specifically provided no action assurance that these concerns are addressed in connection with futures transactions and cleared swap transactions so long as the margin posted in connection with those transactions is maintained in the custody of a CFTC registered derivatives clearing organization (a “DCO”, such as ICE Clear Credit LLC) or a clearing member that is a futures commission merchant (“FCM”) registered with the CFTC.2  The SEC staff’s positions recognize the protections afforded under the Commodities Exchange Act (“CEA”) and CFTC rules thereunder that require the protection of customer funds, including margin ported by a customer in connection with its futures or cleared swap transactions.  These protections have been enhanced under the Dodd-Frank Act and rules issued by the CFTC particularly for cleared swaps.3

1 Dreyfus Strategic Investing and Dreyfus Strategic Income, SEC No-Action Letter, [1987 Binder] Fed. Sec. L. Rep. (CCH) 48,525 (June 22, 1987).
2 See ICE Clear Credit LLC, SEC Staff No-Action Letter (September 27, 2012) (extending temporary no action assurance with respect to cleared credit default swaps until December 31, 2013).
3 See Protection of Cleared Swaps Customer Contracts and Collateral; Conforming Amendments to the Commodity Broker Bankruptcy Provisions at 77 Fed. Reg. 6336; published on 2/7/12 (CFTC Rule §22).

Vincent J. Di Stefano, Esq.
June 13, 2013

In addition to posting margin to the clearinghouse and its futures commission merchant in connection with cleared swaps, or margin posted in connection with its OTC swaps, each Fund will also take other steps to preserve its unleveraged status.  In connection with CDS in which a Fund is the buyer, the Fund will segregate or “earmark” cash or assets determined to be liquid by the Company in accordance with procedures established by the Board of Trustees, with a value at least equal to the Fund’s maximum potential exposure under such swaps (e.g., any accrued but unpaid net amounts owed by the Fund to any clearinghouse counterparty), on a marked-to-market basis.  In connection with CDS in which a Fund is the seller, the Fund will segregate or “earmark” cash or assets determined to be liquid by the Company in accordance with procedures established by the Board of Trustees, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund under an offsetting cleared transaction).  All funds other than amounts held with a clearinghouse or futures commission merchant, will be held with the Funds’ unaffiliated custodian.  Such segregation or “earmarking” will ensure that the Fund has assets available to satisfy its obligations, including its losses, with respect to the transaction and will limit any potential leveraging of the Fund’s portfolio.

Disclosure to this effect has been added to the Prospectus under Item 9 on page 26 and is set forth below:

“The Advisor will not use leverage so that the notional value of the swaps held by a Fund will not exceed the total net assets of that Fund.  For example, if a Fund had $50 million in net assets, it could enter into a swap with a notional value of the same $50 million.  Some portion of a Fund’s cash would be used for collateral and the balance would remain in cash, money market instruments and U.S. Treasury obligations.   Each Fund will comply with the asset segregation requirements imposed by the 1940 Act.  In addition to posting margin to the clearing house and its futures commission merchant in connection with cleared swaps, or margin posted in connection with its OTC swaps, each Fund will also take other steps to preserve its unleveraged status.  In connection with credit default swaps in which a Fund is the buyer, the Fund will segregate or “earmark” cash or assets determined to be liquid by the Company in accordance with procedures established by the Board of Trustees, with a value at least equal to the Fund’s maximum potential exposure under such swaps (e.g., any accrued but unpaid net amounts owed by the Fund to any clearing house counterparty), on a marked-to-market basis.  In connection with credit default swaps in which a Fund is the seller, the Fund will segregate or “earmark” cash or assets determined to be liquid by the Company in accordance with procedures established by the Board of Trustees, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund under an offsetting cleared transaction).  All funds other than amounts held with a clearing house or futures commission merchant, will be held with the Funds’ unaffiliated custodian.  Such segregation or “earmarking” will ensure that the Fund has assets available to satisfy its obligations, including its losses, with respect to the transaction and will limit any potential leveraging of the Fund’s portfolio.”

Vincent J. Di Stefano, Esq.
June 13, 2013

Comment 21:  Please add something about counterparty risk to the “Derivatives Risk.”

Response:  The following sentence has been added to Derivatives Risk:  “The use of derivatives is subject to Counterparty Risk”. (Counterparty Risk is defined in more detail later in the Principal Risk Section).

Comment 22:  The first bullet point on page 3 states that “When the Fund is a seller of an unfunded CDS…”  Please define “unfunded.”

Response:  The concept of “unfunded CDS” has been deleted from the registration statement.

Comment 23:  Please explain the risks of failure of CDS swap options.  If you do not believe you need to provide it, please explain why.

Response:  This disclosure has not been added because the Funds will not invest in CDS swap options.

Comment 24:  The last sentence of the first bullet point on page 3 states that:  “Investing in CDS may be considered an aggressive investment technique.”  Please delete the words “may be considered” and replace with “is.”  This comment is applicable wherever this language appears in the registration statement.  For example, the same language appears on page 8 and should be revised.

Response:  The Trust has made the requested changes.

Comment 25:  When the Fund invests in OTC swaps, does the Fund have greater cover or asset segregation requirements?  If so, please say so.

Response:  The SEC and CFTC rules do not require greater coverage or asset segregation requirements for OTC trades.

Vincent J. Di Stefano, Esq.
June 13, 2013

Comment 26:  Please delete the sentence that follows “Futures Risk” on page 3 and replace with a summary of the risks of investing in futures.

Response:  A summary of the risks of investing in futures has been added where applicable.  The language that has been added is set forth below:

“Futures Risk:  Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a specific security at a specified future time and at a specified price.  Futures may be more volatile than investments directly in the underlying investments, involve additional costs and may involve a small initial investment relative to the risk assumed.  Because futures require only a small initial investment in the form of a deposit or margin, they involve a high degree of leverage.  Accordingly, the fluctuation of the value of futures in relation to the underlying assets upon which they are based is magnified.  While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid.  Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading.  Additionally, government regulation may further reduce liquidity through similar trading restrictions.”

Comment 27:  In the Frequent Trading Risk on page 3, the prospectus states that the “Fund’s strategy involves buying and selling swap contracts frequently to maintain exposure to only ‘on-the-run’ contracts.”  Please explain what is meant by “on-the-run.”  Additionally, consider removing this language from the risk section and adding it to the Principal Investment Strategies section.

Response:  The term “on-the-run” is a commonly used term that refers to the CDS included in the most recently issued CDX contract.  The phrase “on-the-run” has been removed from the risk section.  Disclosure describing this concept (without using the term) has been added to each Fund’s Principal Investment Strategies.  Please see Appendix A.

Comment 28:  In the prospectus, “non-diversification” and “concentration” seem to be used interchangeably.  Given that they are separate defined terms under the 1940 Act, please clarify their usage.

Response:  The meaning of each of these terms has been clarified throughout the prospectus and in the SAI.  The Principal Risk that was labeled “Concentration Risk” has been renamed “Non-Diversification Risk.”

Comment 29:  Please be aware that the Fund must have a fundamental policy regarding concentration in a particular industry or group of industries.  The Fund is required to have a policy either that it will not concentrate in any particular industry or group of industries or a policy that it will always be concentrated in a particular industry or group of industries.  Please make sure that any discussion of concentration reflects this fundamental policy.

Vincent J. Di Stefano, Esq.
June 13, 2013

Response:  The Trust understands this requirement.  The only discussion of concentration is contained in the fundamental policy section of the SAI.  This policy is set forth below:

“Concentration. Each Fund may not concentrate investments in a particular industry or group of industries, as concentration is defined or interpreted under the 1940 Act or the rules or regulations thereunder, except that each Fund will concentrate in any industry in which its benchmark index is so concentrated. This limitation does not apply to investments in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, or shares of investment companies.”

Comment 30:  Please explain what the Creation Units will consist of.  Will they consist of derivatives?

Response:  As discussed in detail in beginning on page 22 of the SAI, the Funds intend to require all cash creations.  The SAI section regarding creation and redemption is set forth as Appendix B.

Comment 31:  In the “Portfolio Turnover” section on page 6, please add disclosure to the effect that portfolio turnover information is not available because the Fund is new but that it will be provided at this location in the future.

Response:  The requested disclosure has been added to the Prospectus.  The language from this section of the prospectus is set forth below:

“The Fund pays transaction costs, such as a commission or a spread, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the example, affect the Fund’s performance. This rate excludes the value of portfolio securities received or delivered as a result of in-kind creations or redemptions of the Fund’s shares.  The Fund has not commenced operations as of the date of this Prospectus.  Thus, no portfolio turnover information is provided for this Fund.  When the Prospectus is next updated, portfolio turnover information will be provided in this location.”

Comment 32:  This comment applies to both “Widen” Funds.  How will the Fund provide “inverse” returns?  Please explain the tactics and securities to be used.  Please also explain the time frame during which the Fund will attempt to correspond to the inverse market return.  Will this only be for one day?  If there is a shorter time period for inverse returns, does this make the Fund more volatile?  If it is not more volatile, please explain why in the comment letter.  If it is more volatile, please add volatility risk.

Vincent J. Di Stefano, Esq.
June 13, 2013

Response:  The Fund has replaced the discussion of providing “inverse returns” with a discussion of correlating to investors taking a “short position” because the Fund believes that the latter is more easily understood.  The Fund will take a short position by being a buyer of credit protection.  As the relevant credit market deteriorates, it is expected that the value of credit protection will increase.  Conversely (or inversely) the seller of credit protection’s position would be expected to deteriorate.  The Principal Investment Objectives for the HY Short Credit Fund are set forth in Appendix C.  Similar revisions have been made to the Principal Investment Objectives for the IG Short Credit Fund.

Comment 33:  Derivatives are identified as a Principal Investment Strategy.  Will the Fund be buying or selling derivatives (or doing both)?

Response:  In a CDS, a Fund will either be a buyer of credit protection or a seller of credit protection and its counterparty will be on the opposite side of the CDS.  In order to meet its Investment Objective, each Fund may at certain times be both a buyer and a seller of credit protection.  Please see Appendix A.

Comment 34:  Please add a special tracking error risk for inverse funds.  If you do not believe that there is a special tracking error, please explain why.

Response:  The Funds are not index funds, so there is no tracking error risk.  “Tracking Error Risk” has been deleted from the Principal Risks.

Comment 35:  On page 8 there is a statement that OTC Swaps may be physically settled.  Please add this information to the Fund’s Principal Investment Strategies.

Response:  The Funds will not physically settle CDS, including the CDX contracts.  This statement has been deleted from the prospectus.

Comment 36:  Does the Fund expect to invest in OTC CDS that are physically settled?  If yes, why do so when the number of CDS written is greater the amount of bonds?

Response:  The Fund does not intend to invest in OTC CDS that are physically settled.

Comment 37:  On page 22, you state that each Fund “should provide investment results that correspond generally, before fees and expenses, to that Fund’s benchmark index.  The Funds are actively managed ETFs and, thus, do not seek to replicate the performance of a specified passive index of securities.”  What is the difference between the phrases “results that correspond generally” and “replicate the performance” as used herein?  In addition, what is the difference between the phrases “specified passive index” and “Fund’s benchmark index” as used herein?

Vincent J. Di Stefano, Esq.
June 13, 2013

Response:  As discussed in the response to Comment 4, the disclosure regarding the Fund’s investment objective and relationship to its benchmark index has been clarified throughout the prospectus.

Comment 38:  On the bottom of page 22, you may not use “notional” value to meet the 80% test under Rule 35d-1.  Market value must be used.  Given this fact, it appears that the Funds may not be viable because they cannot comply with Rule 35d-1.  If they can comply, please explain why.

Response:  Because the Funds’ names no longer contain the words “investment grade” or “high yield”, the Funds will not adopt an 80% policy.  Please see Appendix A.  The language referenced above from page 22 has been revised to track the language in the individual Fund’s summary sections.

Comment 39:  Please include additional disclosure regarding the composition of indices.  Who creates the indices and why?  What process is used to create the indices?

Response:  Additional information regarding the indices and their creation and composition has been added to the prospectus in each Fund’s Principal Investment Strategies section.  Please see Appendix A.

Comment 40:  Given the disclosure at the top of page 23 that the Funds “intend to roll their holdings when the new series of the Indices are issued each March and September,” will the Funds always have high portfolio turnover?  If so, please include portfolio turnover risk in the summary section.  Also, please include the rolling strategy in the summary section.

Response:  The Funds are expected to have a high portfolio turnover.  “Frequent Trading Risk” is already included as a principal risk.  Information about the rolling strategy has also been included in the summary section.  Please see Appendix A.

Comment 41:  What would a “funded” CDS be?  How does a unfunded event impact a Fund?

Response:  The concept of “unfunded CDS” has been deleted from the registration statement.

Comment 42:  On page 26 regarding “Transparency,” please explain the risks that this presents.

Response:  The Trust does not believe that the transparency of the Funds’ portfolios presents any risks.  In fact, such transparency is an integral part of how ETFs function.  Without such transparency, effective arbitrage would be impossible and the market price of the ETFs shares could diverge greatly from its net asset value.4  The Trust believes that the structure and operation of the Trust and the Funds will be very similar to that of the other ETFs currently traded. The Trust believes that investors will have a reasonable expectation that all ETFs (whether index-based or actively managed) will be designed to enable efficient arbitrage and, thereby, minimize the probability that Shares will trade at a material premium or discount to a Fund’s NAV.

4 See, Concept Release regarding Actively Managed ETFs at 10. (“[The] high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio”).

Vincent J. Di Stefano, Esq.
June 13, 2013

After considering a variety of alternatives, the Trust believes  determined that the best approach to providing a level of transparency that permits efficient arbitrage without compromising the statutory and fiduciary responsibilities of the Adviser would be to provide full transparency of each Fund’s portfolio.  As discussed below, the full transparency of a Fund’s investments and the level and detail of information displayed on the Website for each Fund should ensure an effective arbitrage mechanism. Consequently, Applicants have every expectation that the Funds will operate very similarly to Index ETFs and Actively Managed ETFs currently trading in the secondary market.

In addition, the current value of the Creation Basket and the estimated Cash Amount, on a per Share basis, will be disseminated at 15 second intervals throughout the day. Further, the identity of Deposit Instruments and Redemption Instruments will be made available to market participants in the same manner and to the same extent as is provided in connection with Index ETFs.

The Trust believes that the disclosure of each Fund’s Portfolio Instruments will not lead to “front running” any more than is the case with ETFs now trading. The Trust believes that it is unlikely that the announcement of the identities and quantities of the Funds’ Portfolio Instruments will lead to any market disruption. In addition, the Conflicts Policies and Procedures and Codes of Ethics of the Adviser and/or the other advisers should prevent front-running. Similarly, Trust believes that the frequent disclosures of each Fund’s investments would not lead to “free riding” (where other persons mirror the Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with ETFs now trading.

Comment 43:  On page 30, the “long term capital gains” rate has increased.  Please revise, including in the SAI.

Vincent J. Di Stefano, Esq.
June 13, 2013

Response:  Tax counsel has confirmed that the long-term capital gains rates are stated correctly.

Comment 44:  On page 30, under the header “Derivative and Complex Securities,” please revise the first sentence to indicate that the Fund “will” invest in complex securities (not “may”).

Response:  The specified sentence has been revised as requested.

Comment 45:  On page 30, under the header, “Medicare Tax,” delete the phrase “Beginning in 2013” (since it is already 2013).

Response:  The requested change has been made.

Comment 46:  On page 2 of the SAI, there appears to be language that implies that the Funds track the index but also that the Funds are actively managed.  This language is confusing.  Please revise.

Response:  The Trust has revised this language in the SAI and clarified each Fund’s investment objective throughout the prospectus.  The language in question from the SAI has been revised to read:

“Each Fund uses an active investment strategy to seek to meet its investment objective.  The Advisor, subject to the oversight of the Board, has discretion on a daily basis to manage each Fund’s portfolio in accordance with such Fund’s investment objective and investment policies.  Each Fund intends to seek returns that correlate to a long or short position with respect to a specific segment of the U.S. corporate credit markets as represented by a specific index .    Currently, the most widely tracked CDS indices are the Markit CDX North American Investment Grade Index and the Markit CDX North American High Yield Index (each an “Index,” and together the “Indices”).    None of the Funds will use leverage.  The Funds intend to roll their holdings when the new series of the Indices are issued each March and September.”

Comment 47:  On page 2 of the SAI, the first paragraph under “Derivatives” states that the Fund will invest in “commodity interests.”  What is meant by this term?  Why wouldn’t this investment be inconsistent with the Fund’s  name and strategies?

Response:  Section 721(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 amended the Commodity Exchange Act to include swaps, including those based on broad based indices such as the CDX contracts,  as commodity interests.  See 7 U.S.C. § 1a(11).

Comment 48:  Why does the prospectus only discuss CDS when the SAI discusses CDX also?

Vincent J. Di Stefano, Esq.
June 13, 2013

Response:  CDX is itself a type of CDS.  Unlike a single name credit default swap which only references one reference entity, a CDX is a credit default swap which references a collection of single name credit default swaps with separate reference entities. The Trust has revised the disclosure both in the prospectus and SAI to make this clear.  Please see Appendix A.  Additionally, the SAI section discussing CDS is included as Appendix D.

Comment 49:  The third sentence at the top of page 3 of the SAI states that “[t]he price of a CDS is the most accurate representation of this aspect of a bond’s change in value.”  What is the factual basis for this statement?  Alternatively, consider deleting this statement.

Response:  This statement has been deleted from the SAI.

Comment 50:  On page 3 of the SAI, please explain what is meant by “cash settled via auction.”

Response:  The requested explanation of the language “cash settled via auction” has been added to the SAI.  Please see the third paragraph of Appendix D.

Comment 51:  In the 3rd paragraph on page 3 of the SAI, the sentence that starts “Generally, the amount of the cash settlement…” does not make sense.  Please revise.

Response:  The sentence in question has been revised.  Please see the third paragraph of Appendix D.

Comment 52:  On page 3 of the SAI, the language suggests that there is a well-developed market for CDS.  Does this market ever seize up or freeze?  What happens if that happens?  Please add risk disclosure along these lines.

Response:  Additional disclosure has been added to Item 9 of the prospectus to address the market for CDS and the CDX contracts.  The language that has been added is set forth below:

“At times when there is market stress or turmoil as in 2008 and 2009, even a well-developed market could have liquidity, pricing, and enforceability issues that could dramatically impact the value of CDS. In the event that this were to happen, it could adversely affect the performance of the Fund.”

Comment 53:  How would the liquidity of the CDS market be impacted by the events of 2008?  Please explain.  If there would be no impact, please explain that.

Vincent J. Di Stefano, Esq.
June 13, 2013

Response: We have added disclosure on page 27 of the prospectus to reflect the impact of distressed markets.  Please see the response to Comment 52.

Comment 54:  Please explain what is meant by first sentence of the third paragraph on page 4 of the SAI that begins “Collateral or margin required …” or substantiate the statement.

Response:  The statement has been revised to clarify its meaning.  Please see the second to last paragraph of Appendix D.

Comment 55:  On page 4 of the SAI, there is language that indicates that the Funds may engage in transactions involving  total return swaps.  When a Fund engages in total return swaps, it must set aside appropriate amounts of segregated assets (see generally Release 10666).  Please note that the Commission recently issued guidance involving the use of derivatives (see Concept Release IC-29776 (August 31, 2011)) .  Accordingly, please be aware that the Commission or its Staff may issue future guidance related to derivatives, including total return swaps and leverage, which could impact the manner in which the Fund operates.

Response:  The Trust understands this.  Please see the response to Comment 20.

Comment 56:  Please explain (and provide an example) of how a Fund may “cover its sale of a call option by taking positions in instruments with prices which are expected to move relatively consistently with the call option” (page 6 of the SAI).  This disclosure is unclear because it seems to imply that you can cover with securities that are not accepted as cover.

Response:  Disclosure about options has been deleted from the SAI.  The Funds will not use options.

Comment 57:  On page 10, please confirm that the Fund will not invest more than 10% of its assets in funds relying on 3(c)(1) or 3(c)(7) for exemptions from the definition of investment company.

Response:  The requested disclosure has been added to the page 10 and is set forth below:

“No Fund will invest more than 10% of its assets in “private funds” meaning funds that rely on an exemption from registration under Sections 3(c)(1) or 3(c)(7) of the 1940 Act.”

Comment 58:  Under portfolio turnover, please state that you expect the turnover to exceed 100%, if this is true.

Response:  The requested disclosure is true and has been added.  Please see the response to Comment 40.

Vincent J. Di Stefano, Esq.
June 13, 2013

Comment 59:  Please include the universe of Reference Entities in the prospectus, including in Item 4 disclosure in the summary prospectus.

Response:  The requested information has been added to the prospectus. The information has also been included in Item 4 disclosure in the summary prospectus.  Please see Appendix A.

Comment 60:  On page 13 of the SAI, why is the phrase “component members” used instead of just “components”?  Please also provide additional details here about how the indices are created, what the universe is, what the screens are, and how the indices are rebalanced?

Response:  The word “members” has been deleted and additional disclosure about the indices, the selection of reference entities and the rebalancing of the indices has been included and is set forth below.  Please also see Appendix A.

“INFORMATION ABOUT THE INDICES

The Markit CDX North American Investment Grade Index is currently composed of credit default swaps relating to 125 investment grade Reference Entities. All entities are domiciled in North America.  A new series of the Index is issued every six months in March and September, which effectively serves as a rebalancing to reflect the then current credit markets.

The Markit CDX North American High Yield Index is currently composed of credit default swaps relating to 100 non-investment grade Reference Entities.  A new series of the Index is issued every six months in March and September, which effectively serves as a rebalancing to reflect the then current credit markets.

Markit Group Limited (“Markit”) has developed and published specific rules for each Index, most recently updated on March 2013 in the publicly available “Markit CDX High Yield & Markit CDX Investment Grade Index Rules” (the “Rules”).

The composition of an Index shall be determined by the Markit as the Administrator in accordance with the Rules, which are formulaic, provided that in making any determination hereunder the Administrator may depart from, or otherwise make an exception to, the Rules.  Generally, the composition of membership in each Index is determined by selecting unique Reference Entities with the most liquid credit derivatives based on trailing six-month trading volume published on The Depository Trust & Clearing Corporation (“DTCC”) Trade Information Warehouse.  Once a series of an Index is issued, no additional companies are added to the Index as components of such Index.

Component members of an Index may be removed under certain circumstances, including a credit event such as a default and under certain circumstances, by a majority vote of the members of the committee.  When a new series of an Index is released every six months, the components of an Index are updated to reflect changes in the markets and the new components are approved by a majority vote of the committee members. When a new series of an Index is release every six months, the Fund will sell out of its existing position in the old series and reinvest the proceeds in the purchase of CDS contracts of the new series of an Index, which are more liquid.

Vincent J. Di Stefano, Esq.
June 13, 2013

Each Reference Entity has an equal weighting in the applicable CDX Index.  A list of Reference Entities for the CDX Indices is published from time to time by or on behalf of Markit.”

Comment 61:  Please clarify what the Funds do when “a new series of an Index is released every six months.”

Response:  This language has been added to the prospectus.  Please see Appendix A.

Comment 62:  For all of the Fundamental Investment Policies (including Borrowing), please delete the language “and any applicable exemptive relief.”

Response:  The language has been deleted as requested.  The Trust’s Fundamental Investment Policies are set forth in Appendix E.

Comment 63:  In the Fundamental policy on Concentration, please delete the language that implies that if rules, etc., are amended that the Fund could change its fundamental policy on concentration without a shareholder vote.

Response:  The requested language has been deleted.  Please see Appendix E.

Comment 64:  Please include other directorships held for the past 5 years for the Trustees.

Response:  The chart has been revised as requested.

Comment 65:  For the other accounts managed by the Portfolio Manager, please include any accounts whose compensation is performance based.

Response:  None of the accounts have a performance-based advisory fee. This disclosure has been added to the SAI.

Comment 66:  Please have all of the Board members sign the registration statement.

Response:  All current Board members will sign the registration statement.

Vincent J. Di Stefano, Esq.
June 13, 2013

*           *           *           *

We hope that the foregoing has been responsive to your comments.  If you have any questions or concerns about the responses set forth above, please call the undersigned at 202-383-0180 or Cynthia Beyea at 202-383-0472.

Sincerely,

/s/ James M. Cain
James M. Cain

cc:	Stephen C. Rogers, ETSpreads William P. Mock, ETSpreads Cynthia Beyea, Sutherland

Appendix A

IG LONG CREDIT FUND

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests primarily in derivatives, U.S. Treasury securities, and money market instruments that the Manager believes, in combination, should provide investment results that correlate with the investment grade credit market with the intention that the Fund will increase in value when credit markets improve.  The investment grade credit market in North America consists of investors who take a long or short position with respect to the ability of debt issuers rated “BBB-” or better by Standard & Poor’s Rating Group (“S&P”) or “Baa3” or better by Moody’s Investor Services (“Moody’s”) to repay their debt obligations in full and in accordance with the terms of such obligations.  With respect to credit markets, a “long” position means that an investor expects that the issuers of debt securities in a particular debt market will be able to meet their obligations in accordance with the terms of such debt securities in full and on-time and a “short” position means that an investor expects that the issuers of debt securities in a particular debt market will not be able to meet their obligations in accordance with the terms of such debt securities in full and on-time).  The Fund’s strategy involves buying and selling credit default swaps (“CDS”) to maintain exposure to the relevant credit market as represented by the most current CDX Index with a 5-year maturity.  (A “CDX Index” is an index comprised of multiple Reference Entities (as defined below), all of which have an equal weighting in the index.)  The Fund intends to roll its holdings when the new series of the Indices (as defined below) are issued each March and September.  The advisor will seek to maintain exposure to the investment grade credit market regardless of market and/or credit conditions and will not take defensive positions in cash or other securities in anticipation of adverse market conditions.

The Markit CDX North American Investment Grade Index (“IGI”) is determined by Markit Group Limited (“Markit”).  IGI is designed to track the credit quality of 125 investment grade North American debt issuers or the unsubordinated debt obligations of such debt issuers.  (CDS based upon Markit’s credit indices (“Indices”) are tradable instruments that allow market participants to take a view on the overall credit quality and direction of a particular credit market by trading one instrument as opposed to having to trade multiple instruments.)

As with any fund, there is no guarantee that the Fund will achieve its investment objective.

The Fund invests in derivatives, which are financial instruments whose value is derived from the value of an underlying instrument, interest rate or index. The Fund generally invests in derivatives in order to gain access specifically to the credit market with which it seeks to correlate.

To meet its investment objective, the Fund intends to invest primarily in (i) CDS cleared by a clearing organization which are either (a) CDS index swaps, including “CDX swaps”, based on the debt issued by multiple Reference Entities, or  (b) “Single Name CDS” based  on the debt issued by a single Reference Entity or (ii) futures contracts based on CDS, the Indices, bond indices, or other similar futures contracts, and (iii) to a lesser extent, in view of market conditions, other derivatives transactions, including over-the-counter swap transactions (“OTC swaps”) to the extent such transactions are not required to be cleared by the Securities and Exchange Commission (“SEC”) or  the Commodity Futures Trading Commission (“CFTC”).  (A “Reference Entity” is the entity whose debt underlies a Single Name CDS and can be a corporation, government or other legal entity that issues debt of any kind.)

Credit Default Swaps:  These are bilateral financial contracts that transfer credit exposure between two parties.   CDS may be used by the Fund to obtain credit risk exposure similar to that of a direct investment in investment grade bonds. One party to a CDS (the “buyer”) receives credit protection, whereas the other party (the “seller”) to a CDS is selling credit protection. The seller of credit protection typically receives one or more pre-determined periodic payments from the buyer of credit protection.  These payments are in consideration for guaranteeing to make a specific payment to the buyer of credit protection should a negative credit event occur with respect to the issuer referenced in the CDS. The seller of credit protection would not make any payments to the buyer of credit protection unless there is a negative credit event. CDS include Single Name CDS and CDX swaps.

Futures Contracts: A standardized contract traded on, or subject to the rules of, an exchange that calls for the future delivery of a specified quantity and type of asset at a specified time and place or, alternatively, may call for cash settlement.

The Fund’s assets that are not utilized to invest in derivatives will be used to purchase Money Market Instruments and U.S. Treasury Obligations.

Money Market Instruments:  The Fund invests in short-term cash instruments that have a remaining maturity of 397 days or less and exhibit high quality credit profiles.

U.S. Treasury Obligations:  The Fund invests in obligations of the U.S. Department of the Treasury (“U.S. Treasury”), including Treasury bills, bonds and notes, Strips and other obligations issued or guaranteed by the U.S. Treasury, and repurchase agreements fully collateralized by U.S. Treasury securities (“U.S. Treasury Obligations”). Theses debt securities will have initial maturities of six years or less.

The advisor will not use leverage so that the notional value of the swaps held by the Fund will not exceed the total net assets of the Fund. For example, if the Fund had $50 million in net assets, it could enter into a swap with a notional value of the same $50 million. Some portion of the Fund’s cash assets would be used for collateral and the balance would remain in cash, money market instruments and U.S. Treasury obligations.

Appendix B

CREATION AND REDEMPTION OF CREATION UNITS

Creation

The Trust issues and sells shares of the Funds only in Creation Units on a continuous basis through the Distributor, at their NAV next determined after receipt, on any Business Day (as defined below), for an order received in proper form.

A “Business Day” with respect to the Funds is any day on which the NYSE is open for business. As of the date of the Prospectus, the NYSE observes the following holidays: New Year’s Day, Martin Luther King, Jr. Day, President’s Day (Washington’s Birthday), Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

Shares will be purchased and redeemed in Creation Units. The Funds will generally sell and redeem Creation Units entirely for cash to the extent permissible under the procedures described below. In the case of in-kind purchases and redemptions of Creation Units, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).1  On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket.” In addition, the Creation Basket will correspond pro rata to the positions in a Fund’s portfolio (including cash positions), except:2

(a)	in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b)	for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;3 or

(c)	TBA Transactions and other positions that cannot be transferred in kind4 will be excluded from the Creation Basket.5

1
The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

2	The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.

3	A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.
4	This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.
5	Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Amount (defined below).

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”). A difference may occur where the market value of the Creation Basket changes relative to the net asset value of a Fund for the reasons identified in clauses (a) through (c) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a)	to the extent there is a Cash Amount, as described above;

(b)	if, on a given Business Day, a Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c)	if, upon receiving a purchase or redemption order from an Authorized Participant (defined below), a Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;

(d)
if, on a given Business Day, a Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of Global Funds and Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e)
if a Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global Fund or Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.6

In connection with paragraph (b) above, it is expected each Fund will frequently announce before the open of trading each Business Day that all purchases and all redemptions on that day will be made entirely in cash

6	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clauses (e)(i) or (e)(ii).

Each Business Day, before the open of trading on the Listing Exchange, each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct error(s) in the Creation Basket discovered after publication through the NSCC.

Fund Deposit. The consideration for purchase of a Creation Unit of a Fund will generally consist of cash.  However, at times the Fund may not accept cash purchases and the consideration will then consist of an in- kind deposit of a designated portfolio of securities – the “Deposit Securities” -- per each Creation Unit constituting a substantial replication, or a representation, of the securities included in the Fund’s portfolio and an amount of cash -- the Cash Component -- computed as described below. Together, the Deposit Securities and the Cash Component constitute the “Fund Deposit,” which represents the minimum initial and subsequent investment amount for a Creation Unit of a Fund. The Cash Component is an amount equal to the difference between the NAV of the shares (per Creation Unit) and the market value of the Deposit Securities. If the Cash Component is a positive number (i.e., the NAV per Creation Unit exceeds the market value of the Deposit Securities), the Cash Component shall be such positive amount. If the Cash Component is a negative number (i.e., the NAV per Creation Unit is less than the market value of the Deposit Securities), the Cash Component shall be such negative amount and the creator will be entitled to receive cash from a Fund in an amount equal to the Cash Component. The Cash Component serves the function of compensating for any differences between the NAV per Creation Unit and the market value of the Deposit Securities.

The identity and number of shares of the Deposit Securities required for a Fund Deposit for a Fund changes as rebalancing adjustments and corporate action events are reflected from time to time by the Advisor with a view to the investment objective of the Fund.  In addition, the Trust reserves the right to permit or require the substitution of an amount of cash -- i.e., a “cash in lieu” amount -- to be added to the Cash Component to replace any Deposit Security which may not be available in sufficient quantity for delivery or which may not be eligible for transfer through the Clearing Process (discussed below), or which may not be eligible for trading by an Authorized Participant (as defined below) or the investor for which it is acting.

In addition to the list of names and numbers of securities constituting the current Deposit Securities of a Fund Deposit, the Administrator, through the NSCC, also makes available on each Business Day, the estimated Cash Component, effective through and including the previous Business Day, per outstanding Creation Unit of a Fund.

Procedures for Creation of Creation Units.  All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either (i) a “Participating Party” (i.e., a Broker or other participant in the Continuous Net Settlement System (“CNS System”) of the NSCC (“NSCC Process”), a clearing agency registered with the Commission and affiliated with the DTC) or (ii) a DTC Participant, which, in either case, has executed a “Participant Agreement” with the Distributor with respect to the purchase and redemption of Creation Units.  The Participant Agreement between an Authorized Participant and the Distributor shall be accepted by the Trust’s custodian. Authorized Participants may be, but are not required to be, members of a Listing Market. An investor does not have to be an Authorized Participant, but must place an order to purchase or redeem Creation Units through an Authorized Participant. An investor may obtain a list of Authorized Participants from the Distributor.

All orders to create Creation Units must be placed for one or more Creation Unit size aggregations of shares (50,000 in the case of the Funds). All orders to create Creation Units, whether through the Clearing Process (through a Participating Party) or outside the Clearing Process (through a DTC Participant), must be received by the Distributor no later than 3:00 p.m., Eastern Time, an hour earlier than the close of the regular trading session on the Exchange (ordinarily 4:00 p.m. Eastern Time) (“Closing Time”), in each case on the date such order is placed in order for the creation of Creation Units to be effected based on the NAV of shares of a Fund as next determined on such date after receipt of the order in proper form. The date on which an order to create Creation Units (or an order to redeem Creation Units as discussed below) is placed is referred to as the “Transmittal Date.” Orders must be transmitted by an Authorized Participant by telephone or other transmission method acceptable to the Distributor pursuant to procedures set forth in the Participant Agreement, as described below (see “Placement of Creation Orders Using Clearing Process” and “Placement of Creation Orders Outside Clearing Process”). Severe economic or market disruptions or changes, or telephone or other communication failure, may impede the ability to reach the Distributor or an Authorized Participant.

Orders to create Creation Units of a Fund shall be placed with an Authorized Participant, as applicable, in the form required by such Authorized Participant. In addition, the Authorized Participant may request the investor to make certain representations or enter into agreements with respect to the order, i.e., to provide for payments of cash, when required. Investors should be aware that their particular broker may not have executed a Participant Agreement, and that, therefore, orders to create Creation Units of a Fund have to be placed by the investor’s broker through an Authorized Participant that has executed a Participant Agreement. At any given time there may be only a limited number of broker-dealers that have executed a Participant Agreement. Those placing orders for Creation Units through the Clearing Process should afford sufficient time to permit proper submission of the order to the Distributor prior to 3:00 p.m., Eastern Time on the Transmittal Date.

Orders for creation that are effected outside the Clearing Process are likely to require transmittal by the DTC Participant earlier on the Transmittal Date than orders effected using the Clearing Process. Those persons placing orders outside the Clearing Process should ascertain the deadlines applicable to DTC and the Federal Reserve Bank wire system by contacting the operations department of the broker or depository institution effectuating such transfer of Deposit Securities and Cash Component.

Placement of Creation Orders Using the Clearing Process.  The Clearing Process is the process of creating or redeeming Creation Units through the Continuous Net Settlement System of the NSCC. Fund Deposits made through the Clearing Process must be delivered through a Participating Party that has executed a Participant Agreement. The Participant Agreement authorizes the Distributor to transmit through the Funds’ transfer agent to NSCC, on behalf of the Participating Party, such trade instructions as are necessary to effect the Participating Party’s creation order. Pursuant to such trade instructions to NSCC, the Participating Party agrees to deliver the requisite Deposit Securities and the Cash Component to the Trust, together with such additional information as may be required by the Distributor. An order to create Creation Units through the Clearing Process is deemed received by the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than 3:00 p.m., Eastern Time on such Transmittal Date and (ii) all other procedures set forth in the Participant Agreement are properly followed. An order to create Creation Units using the Clearing Process made in proper form but received by  a  Fund  after  3:00  p.m.,  Eastern  Time,  will  be  deemed  received  on  the  next  Business  Day immediately following the Transmittal Date and will be effected at the NAV next determined on such Business Day.

Placement of  Creation Orders Outside the  Clearing Process.  Fund Deposits made outside the Clearing Process must be delivered through a DTC Participant that has executed a Participant Agreement with the Trust, the Distributor and the Administrator. A DTC Participant who wishes to place an order creating Creation Units to be effected outside the Clearing Process need not be a Participating Party, but such orders must state that the DTC Participant is not using the Clearing Process and that the creation of Creation Units will instead be effected through a transfer of securities and cash directly through DTC. A Fund Deposit transfer must be ordered by the DTC Participant on the Transmittal Date in a timely fashion so as to ensure the delivery of the requisite number of Deposit Securities through DTC to the account of the Trust by no later than 11:00 a.m., Eastern Time, of the next Business Day immediately following the Transmittal Date. All questions as to the number of Deposit Securities to be delivered, and the validity, form and eligibility (including time of receipt) for the deposit of any tendered securities, will be determined by the Trust, whose determination shall be final and binding. The cash equal to the Cash Component must be transferred directly to the Administrator through the Federal Reserve wire system in a timely manner so as to be received by the Administrator no later than 2:00 p.m., Eastern Time, on the next Business Day immediately following such Transmittal Date. An order to create Creation Units outside the Clearing Process is deemed received by the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than 3:00 p.m., Eastern Time on such Transmittal Date; and (ii) all other procedures set forth in the Participant Agreement are properly followed. However, if the Administrator does not receive both the requisite Deposit Securities and the Cash Component by 11:00 a.m. and 2:00 p.m., respectively, on the next Business Day immediately following the Transmittal Date, such order will be cancelled. Upon written notice to the Distributor, such cancelled order may be resubmitted the following Business Day using a Fund Deposit as newly constituted to reflect the then current NAV of a Fund. The delivery of Creation Units of a Fund so created will occur no later than the third (3rd) Business Day following the day on which the purchase order is deemed received by the Distributor.

Creation Units may be created in advance of receipt by the Trust of all or a portion of the applicable Deposit Securities as described below. In these circumstances, the initial deposit will have a value greater than the NAV of the shares on the date the order is placed in proper form since in addition to available Deposit Securities, cash must be deposited in an amount equal to the sum of (i) the Cash Component, plus (ii) 115% of the market value of the undelivered Deposit Securities (the “Additional Cash Deposit”). The order shall be deemed to be received on the Business Day on which the order is placed provided that the order is placed in proper form prior to 3:00 p.m., Eastern Time on such date and federal funds in the appropriate amount are deposited with the Administrator by 11:00 a.m., Eastern Time, the following Business Day. If the order is not placed in proper form by 3:00 p.m., or federal funds in the appropriate amount are not received by 11:00 a.m. the next Business Day, then the order may be deemed to be rejected and the investor shall be liable to the Trust for losses, if any, resulting therefrom. An additional amount of cash shall be required to be deposited with the Trust, pending delivery of the missing Deposit Securities to the extent necessary to maintain the Additional Cash Deposit with the Trust in an amount at least equal to 115% of the daily marked to market value of the missing Deposit Securities. To the extent that missing Deposit Securities are not received by 1:00 p.m., Eastern Time, on the third Business Day following the day on which the purchase order is deemed received by the Distributor or in the event a mark to market payment is not made within one Business Day following notification by the Distributor that such a payment is required, the Trust may use the cash on deposit to purchase the missing Deposit Securities. Authorized Participants will be liable to the Trust for the costs incurred by the Trust in connection with any such purchases. These costs will be deemed to include the amount by which the actual purchase price of the Deposit Securities exceeds the market value of such Deposit Securities on the day the purchase order was deemed received by the Distributor plus the brokerage and related transaction costs associated with such purchases. The Trust will return any unused portion of the Additional Cash Deposit once all of the missing Deposit Securities have been properly received by the Administrator or purchased by the Trust and deposited into the Trust. In addition, a transaction fee will be charged in all cases. The delivery of Creation Units of a Fund so created will occur no later than the third Business Day following the day on which the purchase order is deemed received by the Distributor.

Acceptance of Orders for Creation Units.  The Trust reserves the absolute right to reject a creation order transmitted to it by the Distributor in respect of a Fund if (a) the order is not in proper form; (b) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (c) the Deposit Securities delivered are not as disseminated through the facilities of the Exchange for that date by the Administrator, as described above; (d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (e) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Advisor, have an adverse effect on the Trust or the rights of beneficial owners; or (g) in the event that circumstances outside the control of the Trust, the Distributor and the Advisor make it for all practical purposes impossible to process creation orders. Examples of such circumstances include acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, the Advisor, the Distributor, DTC, NSCC or any other participant in the creation process, and similar extraordinary events. The Distributor shall notify a prospective creator of a Creation Unit and/or the Authorized Participant acting on behalf of the creator of a Creation Unit of its rejection of the order of such person. The Trust, the Administrator and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits nor shall either of them incur any liability for the failure to give any such notification.

All questions as to the number of shares of each security in the Deposit Securities and the validity, form, eligibility and acceptance for deposit of any securities to be delivered shall be determined by the Trust, and the Trust’s determination shall be final and binding.

Creation Transaction Fee.  To compensate the Trust for transfer and other transaction costs involved in creation transactions through the Clearing Process, investors will be required to pay a minimum creation transaction fee, assessed per transaction, as follows:

Fund	Creation Transaction Fee*
IG Long Credit Fund	$X
IG Short Credit Fund	$X
HY Long Credit Fund	$X
HY Short Credit Fund	$X

*
To the extent a Creation Unit consists of more than 100 securities, an additional Creation Transaction Fee may be charged to Authorized Participants to the next highest $500 increment at the following rates: (i) $5 per book-entry security settled via the NSCC’s CNS; and (ii) $15 per security for “in-kind” settlements settled outside the NSCC, and all physical settlements, including options, futures and other derivatives.

The Funds, subject to approval by the Board, may adjust the fee from time to time based upon actual experience. Investors who use the services of a broker or other such intermediary in addition to an Authorized Participant to effect a creation of a Creation Unit may be charged a fee for such services.

Redemption

Shares may be redeemed only in Creation Units at their NAV next determined after  receipt of a redemption request in proper form by a Fund through the Administrator and only on a Business Day. The Trust will not redeem shares in amounts less than Creation Units.  Beneficial Owners must accumulate enough shares in the secondary market to constitute a Creation Unit in order to have such shares redeemed by the Trust.

With respect to a Fund, the Administrator, through the NSCC, makes available immediately prior to the opening of business on the Exchange (currently 9:30 a.m., Eastern Time) on each Business Day, the Fund Securities that will be applicable (subject to possible amendment or correction) to redemption requests received in proper form (as defined below) on that day. Fund Securities received on redemption may not be identical to Deposit Securities which are applicable to creations of Creation Units.

Although the Funds will typically require cash redemptions, if cash redemptions are not available for a Fund, the redemption proceeds for a Creation Unit will consist of Fund Securities – as announced by the Administrator on the Business Day of the request for redemption received in proper form -- plus cash in an amount equal to the difference between the NAV of the shares being redeemed, as next determined after a receipt of a request in proper form, and the value of the Fund Securities (the “Cash Redemption Amount”), less a redemption transaction fee described below in the section entitled “Redemption Transaction Fee.” In the event that the Fund Securities have a value greater than the NAV of the shares, a compensating cash payment equal to the differential is required to be made by or through an Authorized Participant by the redeeming shareholder.

Placement of Redemption Orders Using Clearing Process.  Orders to redeem Creation Units through the Clearing Process must be delivered through a Participating Party that has executed the Participant Agreement. An order to redeem Creation Units using the Clearing Process is deemed received on the Transmittal Date if (i) such order is received by the Administrator not later than 3:00 p.m., Eastern Time, on such Transmittal Date; and (ii) all other procedures set forth in the Participant Agreement are properly followed; such order will be effected based on the NAV of a Fund as next determined. An order to redeem Creation Units using the Clearing Process made in proper form but received by a Fund after
3:00 p.m., Eastern Time, will be deemed received on the next Business Day immediately following the Transmittal Date and will be effected at the NAV next determined on such Business Day. The requisite Fund Securities and the Cash Redemption Amount will be transferred by the third (3rd) NSCC Business Day following the date on which such request for redemption is deemed received.

Placement of Redemption Orders Outside Clearing Process.  Orders to redeem Creation Units outside the Clearing Process must be delivered through a DTC Participant that has executed the Participant Agreement. A DTC Participant who wishes to place an order for redemption of Creation Units to be effected outside the Clearing Process need not be a Participating Party, but such orders must state that the DTC Participant is not using the Clearing Process and that redemption of Creation Units will instead be effected through transfer of shares directly through DTC. An order to redeem Creation Units outside the Clearing Process is deemed received by the Administrator on the Transmittal Date if (i) such order is received by the Administrator not later than 3:00 p.m., Eastern Time, if transmitted by mail, or by 2:00 p.m.,  Eastern  Time,  if  transmitted  by  other  means  on  such  Transmittal  Date;  (ii)  such  order  is accompanied or proceeded by the requisite number of shares of a Fund and the Cash Redemption Amount specified in such order, which delivery must be made through DTC to the Administrator no later than 11:00 a.m. and 2:00 p.m., respectively, Eastern Time, on the next Business Day following such Transmittal Date (the “DTC Cut-Off-Time”); and (iii) all other procedures set forth in the Participant Agreement are properly followed.

After the Administrator has deemed an order for redemption outside the Clearing Process received, the Administrator will initiate procedures to transfer the requisite Fund Securities which are expected to be delivered within three Business Days and the Cash Redemption Amount to the Authorized Participant on behalf of the redeeming Beneficial Owner by the third Business Day following the Transmittal Date on which such redemption order is deemed received by the Administrator.

The calculation of the value of the Fund Securities and the Cash Redemption Amount to be delivered upon redemption will be made by the Administrator according to the procedures set forth under “Determination of Net Asset Value” computed on the Business Day on which a redemption order is deemed received by the Administrator. Therefore, if a redemption order in proper form is submitted to the Administrator by a DTC Participant not later than 3:00 p.m., Eastern Time on the Transmittal Date, and the requisite number of shares of a Fund are delivered to the Custodian prior to the DTC Cut-Off-Time, then the value of the Fund Securities and the Cash Redemption Amount to be delivered will be determined by the Administrator on such Transmittal Date. If, however, a redemption order is submitted to the Administrator by a DTC Participant not later than 3:00 p.m., Eastern Time on the Transmittal Date but either (1) the requisite number of shares of a Fund are not delivered by the DTC Cut-Off-Time as described above on the next Business Day following the Transmittal Date or (2) the redemption order is not submitted in proper form, then the redemption order will not be deemed received as of the Transmittal Date. In such case, the value of the Fund Securities and the Cash Redemption Amount to be delivered will be computed on the Business Day that such order is deemed received by the Administrator, i.e., the Business Day on which the shares of a Fund are delivered through DTC to the Administrator by the DTC Cut-Off-Time on such Business Day pursuant to a properly submitted redemption order.

If the Fund is requiring cash redemptions, the investor will receive a cash payment equal to the NAV of its shares based on the NAV of shares of a Fund next determined after the redemption request is received in proper form (minus a redemption transaction fee and additional charge for requested cash redemptions specified above, to offset the Trust’s brokerage and other transaction costs associated with the disposition of Fund Securities).

Redemptions of shares for Fund Securities will be subject to compliance with applicable federal and state securities laws and a Fund (whether or not it otherwise permits cash redemptions) reserves the right to redeem Creation Units for cash to the extent that the Fund could not lawfully deliver specific Fund Securities upon redemptions or could not do so without first registering the Fund Securities under such laws. An Authorized Participant or an investor for which it is acting subject to a legal restriction with respect to a particular stock included in the Fund Securities applicable to the redemption of a Creation Unit may be paid an equivalent amount of cash. The Authorized Participant may request the redeeming Beneficial Owner of the shares to complete an order form or to enter into agreements with respect to such matters as compensating cash payment, beneficial ownership of shares or delivery instructions.

The right of redemption may be suspended or the date of payment postponed with respect to a Fund (1)
for any period during which the NYSE is closed (other than customary weekend and holiday closings); (2) for any period during which trading on the NYSE is suspended or restricted; (3) for any period during which an emergency exists as a result of which disposal of the shares of the Fund or determination of the shares’ NAV is not reasonably practicable; or (4) in such other circumstance as is permitted by the SEC.

Redemption Transaction Fee.  To compensate the Trust for transfer and other transaction costs involved in redemption transactions through the Clearing Process, investors will be required to pay a minimum redemption transaction fee, assessed per transaction as follows:

Fund	Redemption Transaction Fee*
IG Long Credit Fund	$X
IG Short Credit Fund	$X
HY Long Credit Fund	$X
HY Short Credit Fund	$X

*
To the extent a Creation Unit consists of more than 100 securities, an additional Redemption Transaction Fee may be charged to Authorized Participants to the next highest $500 increment at the following rates: (i) $5 per book-entry security settled via the NSCC’s CNS; and (ii) $15 per security for “in-kind” settlements settled outside the NSCC, and all physical settlements, including options, futures and other derivatives.

The Funds, subject to approval by the Board, may adjust the fee from time to time based upon actual experience. Investors who use the services of a broker or other such intermediary in addition to an Authorized Participant to effect a redemption of a Creation Unit may be charged a fee for such services.

Appendix C

HY SHORT CREDIT FUND

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests primarily in derivatives, U.S. Treasury securities, and money market instruments that the Manager believes, in combination, should provide investment results that correlate with the inverse of the high yield credit market with the intention that the Fund will increase in value when credit markets deteriorate.  The high yield credit market in North America consists of investors who take a long or short position with respect to the ability of debt issuers rated “BBB-” or lower by Standard & Poor’s Rating Group (“S&P”) or “Baa3” or lower by Moody’s Investor Services (“Moody’s”) to repay their debt obligations in full and in accordance with the terms of such obligations.  With respect to credit markets, a “long” position means that an investor expects that the issuers of debt securities in a particular debt market will be able to meet their obligations in accordance with the terms of such debt securities in full and on-time and a “short” position means that an investor expects that the issuers of debt securities in a particular debt market will not be able to meet their obligations in accordance with the terms of such debt securities in full and on-time).  The Fund’s strategy involves buying and selling credit default swaps (“CDS”) to maintain exposure to the relevant credit market as represented by the most current CDX Index with a 5-year maturity.  (A “CDX Index” is an index comprised of multiple Reference Entities (as defined below), all of which have an equal weighting in the index.)  The Fund intends to roll its holdings when the new series of the Indices (as defined below) are issued each March and September.  The advisor will seek to maintain exposure to the inverse of the high yield credit market regardless of market and/or credit conditions and will not take defensive positions in cash or other securities in anticipation of adverse market conditions.

The Markit CDX North American High Yield Index (“HYI”) is determined by Markit Group Limited (“Markit”).  HYI is designed to track the credit quality of 100 high yield North American debt issuers or the unsubordinated debt obligations of such debt issuers.  (CDS based upon Markit’s credit indices (“Indices”) are tradable instruments that allow market participants to take a view on the overall credit quality and direction of a particular credit market by trading one instrument as opposed to having to trade multiple instruments.)

As with any fund, there is no guarantee that the Fund will achieve its investment objective.

The Fund invests in derivatives, which are financial instruments whose value is derived from the value of an underlying instrument, interest rate or index. The Fund generally invests in derivatives in order to gain access specifically to the credit market with which it seeks to correlate.

To meet its investment objective, the Fund intends to invest primarily in (i) CDS cleared by a clearing organization which are either (a) CDS index swaps, including “CDX swaps”, based on the debt issued by multiple Reference Entities, or (b) “Single Name CDS” based on the debt issued by a single Reference Entity or (ii) futures contracts based on CDS, the Indices, bond indices, or other similar futures contracts, and (iii) to a lesser extent, in view of market conditions, other derivatives transactions, including over-the-counter swap transactions (“OTC swaps”) to the extent such transactions are not required to be cleared by the Securities and Exchange Commission (“SEC”) or the Commodity Futures Trading Commission (“CFTC”).  (A “Reference Entity” is the entity whose debt underlies a Single Name CDS and can be a corporation, government or other legal entity that issues debt of any kind.)

Credit Default Swaps:  These are bilateral financial contracts that transfer credit exposure between two parties.   CDS may be used by the Fund to obtain credit risk exposure similar to that of a direct investment in investment grade bonds. One party to a CDS (the “buyer”) receives credit protection, whereas the other party (the “seller”) to a CDS is selling credit protection. The seller of credit protection typically receives one or more pre-determined periodic payments from the buyer of credit protection.  These payments are in consideration for guaranteeing to make a specific payment to the buyer of credit protection should a negative credit event occur with respect to the issuer referenced in the CDS. The seller of credit protection would not make any payments to the buyer of credit protection unless there is a negative credit event.  CDS include Single Name CDS and CDX swaps.

Futures Contracts: A standardized contract traded on, or subject to the rules of, an exchange that calls for the future delivery of a specified quantity and type of asset at a specified time and place or, alternatively, may call for cash settlement.

The Fund’s assets that are not utilized to invest in derivatives will be used to purchase Money Market Instruments and U.S. Treasury Obligations.

Money Market Instruments:  The Fund invests in short-term cash instruments that have a remaining maturity of 397 days or less and exhibit high quality credit profiles.

US Treasury Obligations:  The Fund invests in obligations of the U.S. Department of the Treasury (“U.S. Treasury”), including Treasury bills, bonds and notes, Strips and other obligations issued or guaranteed by the U.S. Treasury, and repurchase agreements fully collateralized by U.S. Treasury securities (“U.S. Treasury Obligations”). Theses debt securities will have initial maturities of six years or less.

The advisor will not use leverage so that the notional value of the swaps held by the Fund will not exceed the total net assets of the Fund. For example, if the Fund had $50 million in net assets, it could enter into a swap with a notional value of the same $50 million. Some portion of the Fund’s cash assets would be used for collateral and the balance would remain in cash, money market instruments and U.S. Treasury obligations.

Appendix D

Credit Default Swaps

CDS are instruments that allow the buyer to purchase protection against a credit event measured by a default on particular debt repayment obligations for a specific Reference Entity and a seller to guarantee protection against such event for the same entity.  A “Reference Entity” is the entity whose debt underlies a Single Name CDS and can be a corporation, government or other legal entity that issues debt.  CDX swaps are based on a particular Index that includes Single Name CDS of several Reference Entities.  Credit default swaps with respect to a single Reference Entity are referred to herein as “Single Name CDS” and swaps that track the Indices are referred to as “CDX swaps.”  Together, both are referred to as “CDS.”

Because market perceptions about the risk of default, or another credit event, change over time, the prices of CDS for any given day are likely to change value.  Bond prices change over time and some of this change is due to changes in the strength of the underlying credit of the issuer.  CDX swaps are created in order to provide credit exposure to a pre-designed market segment such as the investment grade market or the high yield market.

In addition to market perceptions of the creditworthiness of particular Reference Entities that is reflected in pricing, the value and return on CDS are impacted by the occurrence of credit events relating to the relevant Reference Entities.  In the event of a credit event under a CDS, including a CDS underlying the CDX Indices, the CDS would typically be cash settled via auction conducted under protocols published by the International Swap and Derivatives Association, Inc. (“ISDA”) although physical settlement (i.e., an actual loan/bond trade) is possible.  Generally, under the ISDA protocols, once a credit event has been determined to occur triggering settlement under a CDS, CDS dealers  submit bids and offers for the rReference Entity debt obligations underlying the CDS. The highest bids and the lowest offers of the dealer submissions are then averaged to create an initial market value midpoint. Dealers and investors may then submit bids in the auction to determine the final price.  Generally, the amount of the cash settlement is the difference between this final price of the Reference Entity debt obligation referred to in the CDS and its face value; that amount is payable by the protection seller to the protection buyer in the event a credit event occurs.  The Funds intend to only agree to cash settlement when entering into CDS.

CDS pricing is widely available to market participants in the equity and fixed income markets.  It is considered by many market participants to be a more reliable predictor of the credit quality of a Reference Entity than traditional credit ratings.  This is the case because market participants are effectively determining a Reference Entity’s creditworthiness based on current market prices of the CDS on an intra-day basis.  Moreover, CDX swaps through their pricing, represent the creditworthiness of broad segments of the credit markets.  Conversely, credit rating agencies only rank credits periodically or episodically based on particular circumstances impacting Reference Entities, and do not measure the creditworthiness of broad segments of the market.

Ownership of a CDS cannot be freely transferred without the consent of the other party, or in the case of a cleared swap, the customer’s futures commission merchant (“FCM”) and the relevant clearing organization’s regulations. However, there is a well-developed market for transfer of CDS, particularly cleared swaps, to third parties with the consent of the original parties to the swap, as well as the ability to transfer risk of CDS held through the use of offsetting CDS transactions.  The Advisor generally expects that it will enter into an offsetting cleared CDS to reduce or eliminate cleared swap positions.  The Advisor generally expects to unwind OTC CDS through termination or transfer of its position rather than enter into offsetting trades in order to avoid incurring additional credit exposure to the extent its offsetting trade is with a second counterparty and to avoid the possibility that values of the respective positions will differ, although it may enter into an offsetting transaction if the Advisor believes such a transaction is in the best interest of Fund shareholders.

There is significant liquidity in the CDS to be entered into by the Funds.  These CDS are entered into among banks, securities firms, hedge funds, corporations, insurance companies, mutual funds, pension funds, and other institutional investors.  Daily trading volume of cleared swaps transacted via the ICE and CME clearing organizations is available through their respective websites.

Cleared CDS are subject to initial and variation margin requirements set by the clearing organization that are based on mark-to-market prices and other factors.  Additional initial margin may also be required by an FCM to address its credit exposure as guarantor to the clearing organization of the Funds’ positions at the clearing organization throughout the life of the swap or futures contract.

Subsequent to the payment of initial margin, variation margin is either payable by or returned to the Funds on a daily basis, based on the change in the value of the swap positions and the degree to which the Funds are in or out of the money with respect to their positions.  The purpose of this is to minimize the credit exposure to the FCM and the clearing organization.  If the Funds fail to post margin, the clearing organization can liquidate the Funds’ positions.  As such, the counterparty exposure is limited to the change in value since the last margin posted.

In the case of OTC swaps, the 1940 Act requires that margin equal to the market value of the swap be posted and held by the Funds’ custodian on a daily basis. As with variation margin for cleared swaps, margin would be payable by or returned to the Funds based on the change in the value of the swap positions and the degree to which the Funds are in or out of the money with respect to their positions.

Collateral or margin required to be provided to a clearinghouse or a futures commission merchant for either cleared or OTC CDS will generally represent a small portion of such swap’s aggregate notional value, and, accordingly, the Funds will generally invest the balance of its assets in obligations of the U.S. government, cash or cash equivalent assets.  These assets will be available to satisfy subsequent margin calls on the Fund, as well as be available for redemptions of Fund Shares and to pay its coupon or other payment obligations under its CDS.  In addition to its margin payments to the protection seller, a protection buyer is required to pay an amount equal to the value of the CDS on the date acquired and thereafter must pay periodic fixed coupon payments determined by the clearing organization, in the case of cleared CDS, or as agreed to with its counterparties for OTC CDS.

The Funds are not leveraged and will hold sufficient cash and cash equivalents to meet their margin and collateral requirements.

Appendix E

Fundamental Policies of the Funds

In addition to the limits disclosed above and the investment limitations described in the Prospectus, the Funds are subject to the following investment limitations that are fundamental policies and may not be changed without the vote of a majority of the outstanding voting securities of that Fund. Under the 1940Act, a “vote of a majority of the outstanding voting securities” of a fund means the affirmative vote of the lesser of (1) more than 50% of the outstanding shares of a Fund or (2) 67% or more of the shares present at a shareholders meeting if more than 50% of the outstanding shares are represented at the meeting in person or by proxy.

Borrowing. Each Fund may not borrow money, except to the extent permitted by the 1940 Act, the rules and regulations thereunder.

Commodities. Each Fund may not purchase or sell commodities or commodity contracts unless acquired as a result of ownership of securities or other instruments issued by persons that purchase or sell commodities or commodities contracts; but this shall not prevent the Fund from purchasing, selling and entering into financial futures contracts (including futures contracts on indices of securities, interest rates and currencies), options on financial futures contracts (including futures contracts on indices of securities, interest rates and currencies), warrants, swaps (including credit default swaps), forward contracts, foreign currency spot and forward contracts or other derivative instruments.

Concentration. Each Fund may not concentrate investments in a particular industry or group of industries, as concentration is defined or interpreted under the 1940 Act or the rules or regulations thereunder, except that each Fund will concentrate in any industry in which its benchmark index is so concentrated. This limitation does not apply to investments in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, or shares of investment companies.

Loans; Repurchase Agreements and Loans of Portfolio Securities. Each Fund may make loans only as permitted under the 1940 Act, the rules and regulations thereunder.  For purposes of this policy, the issuer of the underlying security will be deemed to be the issuer of any respective Depositary Receipt.

Real Estate. Each Fund may not purchase or sell real estate, except that, to the extent permitted by applicable law, the Fund may (a) invest in securities or other instruments directly or indirectly secured by real estate, and (b) invest in securities or other instruments issued by issuers that invest in real estate.

Senior Securities. Each Fund may not issue senior securities, except to the extent permitted by the 1940 Act, the rules and regulations thereunder.

Underwriting. Each Fund may not underwrite securities issued by others, except to the extent that the Fund may be considered an underwriter within the meaning of the Securities Act of 1933, as amended (the “1933 Act”),  in the disposition of restricted securities or in connection with investments in other investment companies.

The 1940 Act presently allows a fund to: (1) borrow from any bank (including pledging, mortgaging or hypothecating assets) in an amount up to 331/3% of its total assets, (2) borrow money for temporary purposes in an amount not exceeding 5% of the value of the fund’s total assets at the time of the loan and (3) enter into reverse repurchase agreements.  Concentration in an industry or group of industries is currently defined as an investment of 25% or more of a fund’s total assets in that industry.